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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________
                               SCHEDULE 14D-1/A

                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                              (Amendment No. 12)
                              __________________
                              COMSAT CORPORATION
                           (Name of Subject Company)

                                 REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        Common Stock, Without Par Value
                        (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                            STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                             6801 ROCKLEDGE DRIVE
                           BETHESDA, MARYLAND 20817
                                (301) 897-6000
                 (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                SUITE 500 WEST
                         WASHINGTON, D.C.  20004-1109
                                (202) 383-5300

                           CALCULATION OF FILING FEE

Transaction Valuation(1): $1,169,509,386   Amount of Filing Fee: $233,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par
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     value (the "Shares"), of COMSAT Corporation (the "Company") at a price per
     Share of $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $233,901   Filing Parties:  Regulus, LLC and
                                                    Lockheed Martin Corporation

Form or registration no.:  Schedule 14D-1     Date Filed: September 25, 1998

                        (Continued on following page(s))

                                 (Page 2 of 8 pages)
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     This Amendment No. 12 to the Tender Offer Statement on Schedule 14D-1 (the
"Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

     The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 10:  ADDITIONAL INFORMATION

     Item 10(b) is hereby amended and supplemented by the addition of the following paragraphs thereto:

     On August 13, 1999, Senator Conrad Burns, Chairman of the Senate Subcommittee on Communications, sent a letter to William E. Kennard, Chairman of the Federal Communications Commission (the "FCC") indicating his hope that that the FCC would act in a timely manner on Parent's application to acquire 49 percent of the Company through classification as an authorized common carrier.

     Senator Burns and Representative Tom Bliley, Chairman of the House Committee on Commerce, had previously requested in a letter to Mr. Kennard on January 21, 1999 that the FCC withhold action on Parent's application prior to Congress adopting satellite reform legislation. Copies of the January 21, 1999 letter and a related news release issued by Representative Bliley and Senator Burns were filed as Exhibit (a)(13) to Amendment No. 5 to the Schedule 14D-1 filed with the Commission on January 22, 1999. A copy of a joint press release issued by Parent and Company regarding the January 21, 1999 letter was filed as Exhibit (a)(14) to Amendment No. 5 to the Schedule 14D-1.

     An industry publication has reported that a draft order concerning the applications of the Purchaser and Parent filed with the FCC (a) to effect a transfer of control of CGSI and become a common carrier and (b) to acquire 49 percent of the Company through classification as an authorized common carrier were put on circulation at the FCC late Tuesday, August 17, 1999. Under typical FCC procedures, commissioners vote on orders put on circulation within 30 days, although there is no legal requirement that the commissioners do so. In addition, a meeting of the commissioners of the FCC is scheduled for September 15, 1999. It is possible that the applications may be scheduled for consideration at the September 15 meeting. If the FCC acts in accordance with its past practices, the agenda for that meeting would typically be released by September 8, 1999. Neither the Purchaser nor

                              (Page 3 of 8 pages)
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Parent knows whether the application will be scheduled to be considered at the
September 15 meeting or whether the commissioners will vote on the circulated order in accordance with the FCC's 30 day procedure, although, either course would allow the FCC to act upon the applications prior to September 18, 1999. The Purchaser and Parent have each stressed to the FCC the importance of action prior to this date, however, there can be no assurance that the FCC will act before September 18, 1999 or that any action will be favorable.

     Item 10(f) is hereby amended and supplemented by the addition of the following paragraphs thereto:

     On August 27, 1999, Parent issued the press release attached hereto as Exhibit (a)(19) pursuant to which it announced that the Purchaser had extended the Offer until 12:00 noon, New York City time on Saturday, September 18, 1999. The terms of the extended Offer otherwise remain the same as those of the original Offer as set forth in the Offer to Purchase filed with the Securities and Exchange Commission on September 25, 1998. The Offer is being extended because certain required regulatory approvals have not yet been obtained.

     According to First Chicago Trust Company of New York, the depositary for the Offer, as of the close of business on August 26, 1999, 10,820,526 shares of Company Common Stock had been validly tendered and not withdrawn pursuant to the Offer. None of these shares were tendered pursuant to notices of guaranteed delivery.

                              (Page 4 of 8 pages)
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ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following thereto:

     (a)(19) Text of Press Release issued August 27, 1999.




                              (Page 5 of 8 pages)
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                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    August 27, 1999



                                    REGULUS, LLC



                                    By:  /s/ Stephen M. Piper
                                        ------------------------------------
                                    Name: Stephen M. Piper
                                    Title: Vice President

                              (Page 6 of 8 pages)
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                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    August 27, 1999



                                    LOCKHEED MARTIN CORPORATION



                                    By:  /s/  Stephen M. Piper
                                       -----------------------------------
                                    Name:  Stephen M. Piper
                                    Title:   Assistant Secretary

                              (Page 7 of 8 pages)
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                               14D-EXHIBIT INDEX

EXHIBIT  DESCRIPTION
-------  -----------

(a)(19)  Text of Press Release issued August 27, 1999

                              (Page 8 of 8 pages)